SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                         Schedule 13D

                           Under the Securities Exchange Act of 1934
                                      (Amendment No. __)*

                                     The York Group, Inc.
                                     --------------------
                                       (Name of Issuer)


                                 Common Stock, $.01 Par Value
                                 ----------------------------
                                (Title of Class of Securities)

                                           986632107
                                           ---------
                                        (CUSIP Number)

                                       Marvin C. Barbee
                                       1028 Emory Place

                                    Anniston, Alabama 36207
                                           (256) 831-7331
                                    ---------------------
                         (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and Communications)

                                        January 8, 2001

                             (Date of Event which Requires Filing
                                      of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Continued on following page(s))

CUSIP No. 986632107




--------- ------------------------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON/
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
          Marvin C. Barbee and Molly J. Barbee, as joint owners

--------- ------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)             (a) [   ]
   2                                                                                         (b) [ x ]
--------- ------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------

   4      SOURCE OF FUNDS (See Instructions)

          PF
--------- ------------------------------------------------------------------------------------------------

   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      [    ]

--------- ------------------------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
--------- ------------------------------------------------------------------------------------------------

                        7    SOLE VOTING POWER

                                        20,400
  NUMBER OF SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

---------------------- ----- -----------------------------------------------------------------------------
                        8    SHARED VOTING POWER

                                        0
---------------------- ----- -----------------------------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                                        20,400
---------------------- ----- -----------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                        0
---------------------- ----- -----------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                20,400

--------- ------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ x ]
              (See Instructions)
--------- ------------------------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       .2%
--------- ------------------------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                     IN
--------- ------------------------------------------------------------------------------------------------


Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of The York Group, Inc., a Delaware corporation ("York"), with its principal executive offices located at 8554 Katy Freeway, Suite 200, Houston, Texas 77024.

Item 2.  Identity and Background

Mr. Barbee and Mrs. Barbee are retired. Their address is 1028 Emory Place, Anniston, Alabama 36207. They are both United States citizens.

During the last five years, neither of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

     Mr. and Mrs. Barbee purchased the shares of Common Stock reported in this 13D with personal funds for investment purposes over one year ago.

Item 4.  Purpose of the Transaction

On January 8, 2001, Wilbert, Inc. ("Wilbert") and Mr. Barbee were each signatory to a letter to York requesting that York present certain persons as nominees for director at York's 2001 annual meeting who, if elected, would constitute the entire board of directors of York. Wilbert is the beneficial owner of 1,262,000 shares of Common Stock and has filed a 13D and amendments related to its ownership. Mr. Barbee executed the letter for purposes of meeting certain bylaw requirements of York for stockholder proposals. Wilbert will continue to pursue with York the inclusion of these nominees for election to director at the 2001 annual meeting.

Except as described above, Wilbert and Mr. and Mrs. Barbee are not affiliated in any manner. Wilbert and Mr. and Mrs. Barbee disclaim ownership of the other's Common Stock and do not deem themselves a group within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended. There is no agreement to vote, acquire or dispose of shares of Common Stock. There is no agreement regarding soliciting proxies or other support for election of the proposed nominees or for any other action with respect to York. Wilbert and Mr. Barbee have not discussed, nor does Mr. Barbee have any obligation with respect to any further action regarding the nominees for director.

Item 5.  Interest in Securities of the Issuer

Mr. and Mrs. Barbee as joint beneficial owners have voting and investment power over 20,400 shares of Common Stock. Mr. and Mrs. Barbee disclaim beneficial ownership of the shares of Common Stock beneficially owned by Wilbert.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of York

None other than as described in Item 4.

Item 7.  Materials to be Filed as Exhibits

None.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 16, 2001
                                            /s/ Marvin C. Barbee
                                            Marvin C. Barbee


                                            /s/ Molly J. Barbee
                                            Molly J. Barbee